Exhibit 10.1

March 27, 2017

Private & Confidential

Mr. Kurt Lemvigh

22 Swan Walk

Shepperton

TW17 8LY

United Kingdom

Re: Offer Letter - sent via email to kurtlemvigh@gmail.com

Dear Kurt,

On behalf of Lombard Medical, Inc. (the “Company”), I am pleased to offer you employment with the Company conditioned only upon formal approval by the Company’s Board of Directors at the April 20, 2016 board meeting in Irvine, CA and your representation that you are not subject to any confidentiality, non-competition or other agreement that restricts your employment activities or that may affect your ability to devote your full time and attention to your work at the Company.

Subsequent to execution of this Offer Letter, the parties shall enter into a mutually agreed upon formal employment agreement. An outline of the general terms and conditions of your employment is set forth below.

1. Position. Your full-time position with the Company shall be Chief Executive Officer reporting to the Company’s Board of Directors (the “Board”).

2. Start Date. Your employment will begin on April 20, 2016 (the “Start Date”).

3. Salary. The Company will pay you a base salary at the rate of two hundred and fifty thousand GBP (£250,000) per year, payable in accordance with the Company’s standard payroll schedule and subject to applicable deductions and withholdings. This salary will be subject to periodic review and adjustments at the discretion of the Board.

4. Bonus Compensation. The Company will provide you with an annual bonus up to fifty (50%) of your salary per year based on certain mutually agreed upon milestones with the Board.

5. Equity Awards. Promptly following the Start Date, you will be issued an option to purchase two million (2,000,000) shares of the Common Stock of the Company (the “Option”). The Option will be granted under and subject to the Company’s current Stock Incentive Plan, as amended, and include the following additional terms:

A.	The Option shall have a per share exercise price equal to the NASDAQ quoted price of a share of Common Stock on the date of grant thereof.

B.	The Option will become exercisable and vest over a four (4) year period. Twenty-five percent (25%) of the shares shall be vested and exercisable immediately. The balance of the remaining shares shall vest at the end of each subsequent calendar month over a four-year period.

C.	All unvested Options will accelerate upon a change of control (single trigger) or trade sale of substantially all the assets of the Company (“Exit Event”).

D.	The Option will be evidenced by the Company’s standard form of Stock Option Agreement.

6. Benefits. The Company will offer you and your dependents Company-sponsored medical insurance coverage under comparable terms offered to other employees. You shall receive an automobile allowance of £500 per month. You will also be eligible to participate in other benefits programs to the same extent as, and subject to the same terms, conditions and limitations applicable to other employees of the Company of similar rank. You shall have twenty (20) days of paid time off (“PTO”) per year in addition to the eight (8) UK public holidays. Said PTO to be taken at times that do not significantly impact the performance of your duties with the Company, and shall otherwise be subject to the Company’s policies with respect to PTO, including caps on total accrued but unused PTO.

7. Expenses. The Company will reimburse you for all reasonable and necessary out-of-pocket expenses, including costs associated with travel rendered on behalf of the Company, subject to the Company’s expense reimbursement policies, including your providing the Company with appropriate substantiation.

8. Representation Regarding Other Obligations. You also will be required to sign, as a condition of your employment, a standard Employee Confidential Information, Nonsolicitation and Invention Assignment Agreement.

9. Taxes. All forms of compensation referred to in this Offer Letter are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law. You hereby acknowledge that the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against the Company or the Board related to tax liabilities arising from your compensation.

10. Interpretation, Amendment and Enforcement. This Offer Letter, the Employee Confidential Information, Nonsolicitation and Invention Assignment Agreement, and any plans and agreements applicable to the equity awards referred to in Section 5 of this Offer Letter constitute the complete agreement between you and the Company, contain all of the terms of your employment with the Company and supersede any prior agreements, representations or understandings (whether written, oral or implied) between you and the Company. The terms of this Offer Letter and the resolution of any disputes as to the meaning, effect, performance or validity of this Offer Letter or arising out of, related to, or in any way connected with, this Offer Letter, your employment with the Company or any other relationship between you and the Company (the “Disputes”) will be governed by United Kingdom law, excluding laws relating to conflicts or choice of law.

11. Nature of Employment. Your employment is subject to termination on statutory notice. In other words, you or the Company may terminate your employment for any reason and at any time, with or without cause, and without liability. However, termination by the Company without cause shall give rise to a severance payment equal to twelve (12) months of your then prevailing base salary. Any severance payment is conditioned upon you entering into a Non-Competition Agreement that is mutually agreeable and execution of a release of claims. In the event of termination of your employment by the Company, including a Change in Control (Change in Control shall be defined as (i) the consummation of a merger or consolidation of the Company with or into another entity, (ii) the dissolution, liquidation or winding up of the Company or (iii) the sale of all or substantially all of the Company’s assets), the Company shall provide for a Payment in Lieu of Notice (PILON) to include all amounts due pursuant to the contractual provisions. The PILON payments shall be equal to twelve (12) months of the then current base salary, car allowance and continuation of health care benefits. Benefits shall be defined as the cost of continuing health care coverage. The PILON shall include your entitlement to Statutory Notice under the Employment Rights Act 1996 (and successor legislation) in the event of your termination being on the grounds of Redundancy, but would not include your entitlement to a Statutory Redundancy Payment. Payment of your entitlement to Statutory Redundancy Pay would be in line with legislation as in place at your date of termination, and would be in addition to the payments outlined above.

12. Employment Eligibility. This offer of employment is also contingent on our receipt of appropriate documentation of your eligibility to work in the United Kingdom.

Kurt, on behalf of all the stakeholders of Lombard, we look forward to receiving a response from you acknowledging, by signing below, that you have accepted this offer of employment.

Very truly yours,

LOMBARD MEDICAL, INC.

/s/ Raymond W. Cohen
Raymond W. Cohen Chairman of the Board of Directors

I have read and accept this employment offer:

/s/ Kurt Lemvigh Signature of Kurt Lemvigh

Dated: March 27, 2017